Exhibit 99.1

Collective Intercepts 54.55 Metres @ 7.04 g/t Au and 16 g/t Ag with Assay Results Still Pending for Another 370 Meters of Mineralization

Partial results for Hole APC150-D1 intersected high-grade gold in the upper portion of Ramp Zone at approximately 1,200 metres below surface with multiple instances of visible gold logged in the remaining core still pending assay results

TORONTO, Feb. 24, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for a portion of a directional diamond drill hole designed to continue evaluating and expanding the high-grade Ramp Zone ("Ramp") along strike and at depth. The Ramp Zone is located at the base of the Apollo system ("Apollo") starting at approximately 1,000 metres above sea level ("MASL") and ideally positioned at the same elevation as an envisioned underground access tunnel in a potential future mining operation.

Apollo is a large, Partially Reduced Intrusion Related System enriched in gold, silver, copper and tungsten. Drilling to date at Apollo has outlined continuous mineralization from surface to, as of today, more than 1,450 vertical metres. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "An amazing opening salvo for Ramp Zone hole APC150-D1, which has cut broad and continuous high-grade mineralization. With visible gold scattered in places throughout the remaining 370 meters of core - including a striking cluster near the bottom - we eagerly anticipate assays that could yield one of our strongest intercepts yet, while extending the system's strike and depth. Equally thrilling is the visual confirmation of Ramp-style mineralization drilled on the western breccia margin in hole APC140-D5, which may confirm our hypothesis that high-grade gold could encircle the outer margins of the entire breccia body. With three rigs already operating at Ramp and two more on the way, combined with our robust cash position, we are well-positioned to aggressively expand this system in 2026 and unlock its full potential."

Key Highlights

•	High-Grade Intercept at the Ramp Zone with hole APC150-D1 intersecting:
•	54.55 metres @ 7.04 g/t gold and 16 g/t silver from 378.65 metres down deflection (1,255 metres down hole from mother hole collar) including 17.85 metres @ 11.37 g/t gold and 22 g/t silver and bottoming in high-grade with the final assay result received thus far from the lab averaging 1 metre @ 26.70 g/t gold and 67 g/t silver.
•	Multiple instances of visible gold have been logged in select locations across the remaining 370.25 meters of core and await assay results, including near the bottom of the hole. If mineralized, this would position APC150-D1 as the deepest and northeasternmost intercept ever recorded at Ramp.
•	Visual logging of hole APC140-D5, the first hole ever drilled at depth on the western margin of the breccia body, has intersected at least 20 meters of Ramp Zone style of mineralization (see Figure 2 Plan View). If assay results confirm the presence of gold in this core section (expected in late March), it would validate the hypothesis that Ramp Zone mineralization has the potential to extend beyond the southeast breccia margin and could encircle the breccia's entire circumference. As a reminder, to date the Company has confirmed that high-grade gold in the Ramp Zone covers 315 meters of the outer, southeast breccia margin with an additional 1,200 meters of outer breccia margin still to be drill tested.
•	Aggressive Drilling Ramp-Up: Three deep-capacity diamond rigs are currently operating at the Ramp Zone, with two additional deep-capacity rigs anticipated to arrive on site over the course of the next month.

To date, Collective has completed 168,000 metres of diamond drilling across the Guayabales and San Antonio projects, including 110,500 metres at the flagship Apollo system.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 metres of additional drilling. Up to fourteen rigs are anticipated to be operating across both projects before the end of Q1, 2026, with numerous high-priority holes pending assay results.

Details (see Table 1-2 and Figures 1-6)

Hole APC150-D1 was drilled in a northernly direction as a wedge directional hole from mother hole APC-150D (Pad 34) and potentially extended the Ramp Zone along strike and depth. Assays results received to date, covering only the top portion of the hole, are as follows:

•	11.30 metres @ 3.04 g/t gold and 9 g/t silver from 333.45 metres down deflection and;
•	54.55 metres @ 7.04 g/t gold and 16 g/t silver from 378.65 metres down deflection including 17.85 metres @ 11.37 g/t gold and 22 g/t silver.

Assay results for the outstanding 370.25 metres of drill core are expected before the end of March.

Hole APC140-D5, drilled to the southwest as a directional hole from mother hole APC-140D (Pad 29), was designed to test the western margin of the breccia body for Ramp Zone style mineralization at elevations between 800-900 MASL. Drill core logging indicates that more than 20 metres of potential Ramp Zone style mineralization has been intersected, with assay results anticipated in late March.

The Ramp Zone, which commences at approximately 1,000 MASL, is classified as a reduced intrusion-related gold system with similarities, in terms of mineralogy, to the nearby Marmato Deeps deposit, owned by Aris Mining. Located just 1.75 kilometres apart, both the Ramp and Marmato Deep systems commence at the same elevation and host very similar gold-and-silver-bearing sulphide assemblages. At Ramp Zone, mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium, and locally arsenopyrite bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by muscovite, albite, and sericite.

A key distinguishing feature at Ramp is the significantly higher gold grades encountered to date compared to Marmato Deeps. The Company attributes this superior grade profile primarily to the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids than the porphyry host rock at Marmato Deeps.

Cautionary Note to Readers:
Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://aris-mining.com/operation/marmato-mine/technical-report/

Table 1: Assays Results for Drill Holes APC150-D1

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
APC150-D1	333.45	344.75	11.30	3.04	9
and	378.65	433.20	54.55	7.04	16
Incl.	415.35	433.20	17.85	11.37	22

Composite widths are presented as core lengths. Additional drilling will be required to confirm the geometry of the mineralized zones, but generally true widths have been estimated to be between 40%-75% of the total length with no grade capping applied. Internal and continuous dilution of up to 20% below a cutoff grade of 0.30 g/t Au may be included within the total interval.

Table 2: Individual Assays Results from a High-Grade Section of Hole APC150-D1

From (m)	To (m)	Length (m)	Au g/t	Ag g/t
415.35	416.35	1.00	18.80	49
416.35	417.40	1.05	13.15	43
417.40	418.40	1.00	31.50	40
418.40	419.40	1.00	13.40	24
419.40	420.25	0.85	10.65	23
420.25	421.20	0.95	18.40	34
421.20	422.25	1.05	0.09	1
422.25	423.35	1.10	0.02	0
423.35	424.55	1.20	0.02	0
424.55	425.70	1.15	0.48	6
425.70	426.85	1.15	0.13	2
426.85	427.95	1.10	47.30	57
427.95	428.85	0.90	0.03	1
428.85	429.95	1.10	6.81	11
429.95	431.20	1.25	1.03	4
431.20	432.20	1.00	10.55	18
432.20	433.20	1.00	26.70	67
Weighted Average		17.85	11.37	22

Composite widths are presented as core lengths. Additional drilling will be required to confirm the geometry of the mineralized zones, but generally true widths of this subzone is estimated to be between 40%-75% of the total length with no grade capping applied. Internal and continuous dilution of up to 20% below a cutoff grade of 0.30 g/t Au may be included within the total interval.

Figure 1: Section View of Ramp Zone Outlining Today’s New Assay Results and Highlighting Remarkable Mineralization Continuity over the 350 Vertical Metres Drill Tested Thus Far (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Ramp Zone at 900 MASL Highlighting Drill Holes Announced Today and the 1.2+ Kilometre Circumference of the Breccia Body Versus the Much Smaller Portion Tested by Drilling to Date (315 metres of strike) (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting the Visible Gold Observed within a Core Section from Drill Hole APC150-D1; Assays Pending (CNW Group/Collective Mining Ltd.)

Figure 4: Apollo System: High-Grade Over 1,450 Metres from Surface and Growing! (CNW Group/Collective Mining Ltd.)

Figure 5: Side-by-Side Comparison of the Apollo System and the Neighboring Marmato Mine, Highlighting How the Ramp Zone and Marmato Deeps Systems Begin at the Same Elevation and the Potential for the Ramp Zone to Continue Expanding Along Strike and to Depth (CNW Group/Collective Mining Ltd.)

Figure 6: Plan View of the Guayabales Project Highlighting the Apollo System (Ramp Zone is Located at the Bottom of Apollo) (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new Hanging Wall Vein Zone and drill a series of greenfield generated targets on the property.

Additionally, the Company is drilling its optioned San Antonio Project (can earn up to 100% interest) as it hunts for new discoveries and looks to aggressively extend to the south the recently discovered high-grade silver system made at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media : Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:00e 24-FEB-26